UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHARMA-BIO SERV, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

71711N100

(CUSIP Number)

Mr. Addison M. Levi III, Principal

SAN JUAN HOLDINGS, INC.

MCS PLAZA, SUITE #305

255 PONCE DE LEON AVE.

SAN JUAN, PR 00917

787-282-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

March 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71711N100	Schedule 13D	Page 1 of 6

CUSIP 71711N100

SCHEDULE 13D

1	Name of Reporting Person
Addison McKinley Levi III
I.R.S. Identification No. of Above Person (entities only)
Not applicable.

2	Check the Appropriate Box if a Member of a Group:
(a) Not applicable.
(b) Not applicable.

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
USA

Number of	7	Sole Voting Power
Shares Bene-		2,050,059 shares By Each
ficially	8	Shared Voting Power
Owned by Each		0
Reporting	9	Sole Dispositive Power
Person With		2,050,059 shares
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,050,059 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13	Percent of Class Represented by Amount in Row (11)
8.9%

14	Type of Reporting Person
IN

CUSIP No. 71711N100	Schedule 13D	Page 2 of 6

Item 1.	Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, par value $0.0001 per share, (the "Common Stock") of Pharma-Bio Serv, Inc., a Delaware corporation (the "Company" or “Issuer”) having its principal executive offices at Pharma-Bio Serv Building, #6 Road 696, Dorado, Puerto Rico 00646.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Addison M. Levi III, an individual and US citizen, residing in San Juan, Puerto Rico, (the "Reporting Person");

(b) The business address of the Reporting Person is c/o San Juan Holdings, Inc., MCS Plaza, Suite #305, 255 Ponce de Leon Avenue, San Juan, PR, 00917;

(c) The Reporting Person is a shareholder and principal of San Juan Holdings, Inc., a Puerto Rico-based corporation, principally engaged in providing M&A and other corporate financial advisory services and making principal investment in public and private companies; and

(d) & (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 17, 2014, the Reporting Person received a total of 2,050,059 shares of Common Stock pursuant to an asset distribution to shareholders by San Juan Holdings, Inc. Accordingly, no consideration was provided by the Reporting Person or deemed appropriate for this asset distribution transaction.

CUSIP No. 71711N100	Schedule 13D	Page 3 of 6

Item 4.	Purpose of Transaction.

The Reporting Person received the a total of 2,050,059 Common Shares as indicated in Item 3 above on March 17, 2014 pursuant to an asset distribution to shareholders by San Juan Holdings, Inc.

(a)	The Reporting Person has no current plans or proposals to acquire additional [or dispose of] securities of the Issuer. Furthermore, all such securities owned by the Reporting Person are for investment purposes;

(b)	No current plans or proposals;

(c)	Not applicable;

(d)	The Reporting Person may consider certain current and/or future plans or proposals to increase shareholders’ value that may relate to or may result in a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	The Reporting Person may consider certain current and/or future plans or proposals to increase shareholders’ value that may relate to or may result in a material change in the present dividend policy of the Issuer;

(f)	No current plans or proposals;

(g)	No current plans or proposals;

(h)	Not applicable;

(i)	Not applicable; and

(j)	No current plans or proposals.

CUSIP No. 71711N100	Schedule 13D	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

(a)	As of the Date of Event which required filing this Schedule 13D, the Reporting Person is the beneficial owner of 2,050,059 shares of Common Stock in the Company, representing 8.9% of the 23,043,094 of the Company’s issued and outstanding Common Stock (fully-diluted basis).

(b)	The Reporting Person has sole power to vote and dispose of each of the 2,050,059 shares of Company's Common Stock.

(c)	On March 17, 2014, the Date of the Event requiring the filing of this Schedule 13D, the Reporting Person received a total of 2,050,059 shares of Common Stock of the Company pursuant to an asset distribution by San Juan Holdings, Inc.

(d)	No person, other than the person identified at Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 71711N100	Schedule 13D	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2014

By:          /s/ADDISON MCKINLEY LEVI III

------------------------------------------------

Name:      ADDISON MCKINLEY LEVI III

CUSIP No. 71711N100	Schedule 13D	Page 6 of 6